Banco Itaú Holding Financeira S.A.

A Publicly Listed Company	CNPJ. 60.872.504/0001-23

ANNOUNCEMENT TO THE MARKET

Banco Itaú Holding Financeira S.A. (ITAÚ) informs that Citibank exercised its right to the exclusive use of the Credicard trademark as of January 1st, 2009, by accomplishing certain terms and options (material fact of February 1st, 2005).

As result of this fact, the results before taxes, estimated at R$280 million, shall become known during the fourth quarter.

On the other hand, ITAÚ’s management intends to conclude the acquisition of BankBoston operations in Chile and Uruguay during this quarter, which, according to the bank’s estimates, will generate a premium of some R$ 440 million, which, pursuant to ITAÚ’s practices, shall be fully amortized during the same quarter as previously announced (material fact of August 08, 2006). The dividends/IOC to be paid out to ITAÚ’s shareholders shall not be affected by said amortization, and the amount itself shall be larger than the one paid out for the fiscal year of 2005.

São Paulo-SP, December 6, 2006.

BANCO ITAÚ HOLDING FINANCEIRA S.A.

ALFREDO EGYDIO SETUBAL
Investor Relations Officer